[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

October 14, 2022

VIA EDGAR CORRESPONDENCE

Valerie J. Lithotomos

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Managed Accounts Portfolios Trust
File Nos. 333-140967 and 811-22023

Dear Ms. Lithotomos:

This letter responds to your comments given during a telephone conversation with our office on September 19, 2022, regarding the registration statement filed on Form N-1A for Nuveen Managed Accounts Portfolios Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on August 5, 2022, which relates to Nuveen Emerging Markets Debt Managed Accounts Portfolio, Nuveen High Yield Managed Accounts Portfolio, Nuveen Preferred Securities and Income Managed Accounts Portfolio and Nuveen Securitized Credit Managed Accounts Portfolio (collectively, the “Portfolios” and individually, a “Portfolio”), each a series of the Trust.

PROSPECTUS – ALL PORTFOLIOS

COMMENT 1 — PORTFOLIO SUMMARIES — FEES AND EXPENSES OF THE PORTFOLIO

Please state that the Portfolio shares are only offered through separately managed accounts. Please further disclose that the fees and expenses do not reflect any charges that are imposed by the separately managed accounts and if such charges were reflected, the fees and expenses would be higher.

RESPONSE TO COMMENT 1

The second sentence under the “Fees and Expenses of the Portfolio” section of the prospectus states that Portfolio shares may be purchased only by or on behalf of separately managed account clients. The third and fourth sentences of the same section state that the fees and expenses shown in the tables do not reflect any charges that are imposed by the separately managed accounts and that if such charges were reflected, the fees and expenses would be higher than what is shown. Consequently, no changes to the disclosure were made in response to this comment.

COMMENT 2 — PORTFOLIO SUMMARIES — FEES AND EXPENSES OF THE PORTFOLIO

Please provide a completed “Annual Portfolio Operating Expenses” table by EDGAR correspondence at least five business days before going effective.

RESPONSE TO COMMENT 2

In response to this comment, please see Appendix A to this response letter for a completed “Annual Portfolio Operating Expenses” table for each Portfolio.

COMMENT 3 — PORTFOLIO SUMMARIES — FEES AND EXPENSES OF THE PORTFOLIO

Please delete the five and ten year line items under the example table.

RESPONSE TO COMMENT 3

In response to this comment, the Portfolios have removed the five and ten year line items.

COMMENT 4 — PORTFOLIO SUMMARIES — PRINCIPAL RISKS

Please order the principal risks of each Portfolio to prioritize the risks that will most likely adversely affect the net asset value, yield and total return of the Portfolio. See ADI 2019-08 – Improving Principal Risks Disclosure and Dalia Blass’s Keynote Address – ICI Securities Law Developments Conference on October 25, 2018.

RESPONSE TO COMMENT 4

Management believes that listing the principal risk disclosures alphabetically facilitates an investor’s ability to find and compare risks against the risks of other funds and also eliminates any subjective arguments as to the importance of certain risk disclosures. Investors are notified of this rationale in the introductory paragraph. As such, management respectfully declines to make the requested revision.

COMMENT 5 — PORTFOLIO SUMMARIES — PRINCIPAL RISKS

Please make sure that each Portfolio that invests in foreign securities has a foreign currency risk factor.

RESPONSE TO COMMENT 5

We confirm that each Portfolio that invests in foreign securities has a corresponding foreign currency risk factor. Consequently, no disclosure changes have been made in response to this comment.

COMMENT 6 — PORTFOLIO SUMMARIES — PRINCIPAL RISKS

Please consider whether Nuveen Emerging Markets Debt Managed Accounts Portfolio or Nuveen High Yield Managed Accounts Portfolio are exposed to risks related to Brexit and China, given that the Portfolios may invest in the securities of foreign issuers, including those located in emerging market countries.

RESPONSE TO COMMENT 6

There is no present intent by either Portfolio to invest significantly in the United Kingdom or China. Consequently, no specific risk disclosures related to Brexit or China have been added.

COMMENT 7 — PORTFOLIO SUMMARIES — PRINCIPAL RISKS

Some of the Portfolios mention LIBOR in the risk disclosures. Please consider whether updated LIBOR information is appropriate.

RESPONSE TO COMMENT 7

We have revised and updated the LIBOR-related risk disclosures in the prospectus and statement of additional information to account for recent developments in the transition away from LIBOR and the impact it may have on certain instruments in which a Portfolio may invest.

PROSPECTUS – NUVEEN EMERGING MARKETS DEBT MANAGED ACCOUNTS PORTFOLIO

COMMENT 8 — PORTFOLIO SUMMARIES — PRINCIPAL RISKS

Will the Portfolio have a significant investment in any specific country?

RESPONSE TO COMMENT 8

There is no present intent by Nuveen Emerging Markets Debt Managed Accounts Portfolio to invest significantly in a specific country.

PROSPECTUS – NUVEEN PREFERRED SECURITIES AND INCOME MANAGED ACCOUNTS PORTFOLIO

COMMENT 9 — PORTFOLIO SUMMARIES — PRINCIPAL RISKS

We note that the Portfolio invests in convertible securities. If the Portfolio invests or expects to invest in contingent convertible securities (“CoCos”), the Portfolio should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Portfolio invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Portfolio should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the Portfolio intends to invest in CoCos and the amount the Portfolio intends to invest in CoCos.

RESPONSE TO COMMENT 9

The Portfolio intends to invest in CoCos as a principal investment strategy. As such, the Portfolio has descriptive information about CoCos under the “Principal Investment Strategies” and “More About Our Investment Strategies” sections of the prospectus. In addition, there are risk disclosures about CoCos under the “Principal Risks” and “What the Risks Are” sections of the prospectus, which include a discussion about the characteristics of CoCos, including their conversion triggers and credit quality. Management believes that these disclosures are appropriate in light of the expected exposure to CoCos. Subject to market conditions and the portfolio managers’ view of the relative value of these securities when the Portfolio is launched, the Portfolio initially intends to invest approximately 45% of its assets in CoCos.

PROSPECTUS – NUVEEN SECURITIZED CREDIT MANAGED ACCOUNTS PORTFOLIO

COMMENT 10 — PORTFOLIO SUMMARIES — PRINCIPAL INVESTMENT STRATEGIES

The principal investment strategies for this Portfolio indicates that the Portfolio may invest in non-investment grade mortgage-backed securities. Please explain supplementally how much the Portfolio will invest in non-investment grade private mortgage-backed securities, particularly the ones in lower rate tranches.

RESPONSE TO COMMENT 10

Subject to market conditions and the portfolio managers’ view of the relative value of these securities when the Portfolio is launched, the Portfolio initially intends to invest approximately 5% of its assets in non-investment grade mortgage-backed securities. These securities are generally rated “B” or higher. As noted under “Principal Investment Strategies,” the Portfolio may not invest more than 10% of its assets in securities rated below investment grade or unrated securities of comparable quality as determined by the Portfolio’s sub-adviser.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren